# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Minerva Neurosciences, Inc., CIK 0001598646
CUSIP: 603380205
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1500 DISTRICT AVENUE, BURLINGTON, Massachusetts (MA), 01803
Date of event which requires filing of this statement: 12/23/2025
Filed pursuant to Rule 13d-1(b), Rule 13d-1(c)
Filed by CIK 0001792126

## Reporting persons
- Logos Global Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,435,444; sole dispositive power 0; shared dispositive power 4,435,444; aggregate amount beneficially owned 4,435,444 (9.9% of the class)
  Comment: The securities beneficially owned by the reporting person consist of (1) 3,311,000 shares of the Issuer's Common Stock, and (2) Tranche A Warrants to acquire 7,000 shares of the Issuer's Series A Preferred Stock that are convertible into 3,311,000 shares of the Issuer's Common Stock. Shares of Series A Preferred Stock may not be converted into shares of Common Stock if that conversion would result in the holder of the shares or any of its affiliates holding more than 9.99% of the Issuer's voting securities. The reporting person's beneficial ownership excludes Tranche B Warrants to acquire 3,500 shares of the Issuer's Series A Preferred Stock because the warrants are not exercisable in the next 60 days. The percentage reported herein is based on 43,274,398 shares of the Issuer's Common Stock outstanding as of December 23, 2025, as reported in the Prospectus filed by the Issuer on January 6, 2026.
- Logos Global Management GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,435,444; sole dispositive power 0; shared dispositive power 4,435,444; aggregate amount beneficially owned 4,435,444 (9.9% of the class)
  Comment: The securities beneficially owned by the reporting person consist of (1) 3,311,000 shares of the Issuer's Common Stock, and (2) Tranche A Warrants to acquire 7,000 shares of the Issuer's Series A Preferred Stock that are convertible into 3,311,000 shares of the Issuer's Common Stock. Shares of Series A Preferred Stock may not be converted into shares of Common Stock if that conversion would result in the holder of the shares or any of its affiliates holding more than 9.99% of the Issuer's voting securities. The reporting person's beneficial ownership excludes Tranche B Warrants to acquire 3,500 shares of the Issuer's Series A Preferred Stock because the warrants are not exercisable in the next 60 days. The percentage reported herein is based on 43,274,398 shares of the Issuer's Common Stock outstanding as of December 23, 2025, as reported in the Prospectus filed by the Issuer on January 6, 2026.
- Logos Opportunities Fund IV LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,489,444; sole dispositive power 0; shared dispositive power 3,489,444; aggregate amount beneficially owned 3,489,444 (7.9% of the class)
  Comment: The securities beneficially owned by the reporting person consist of (1) 2,365,000 shares of the Issuer's Common Stock, and (2) Tranche A Warrants to acquire 5,000 shares of the Issuer's Series A Preferred Stock that are convertible into 2,365,000 shares of the Issuer's Common Stock. Shares of Series A Preferred Stock may not be converted into shares of Common Stock if that conversion would result in the holder of the shares or any of its affiliates holding more than 9.99% of the Issuer's voting securities. The reporting person's beneficial ownership excludes Tranche B Warrants to acquire 2,500 shares of the Issuer's Series A Preferred Stock because the warrants are not exercisable in the next 60 days. The percentage reported herein is based on 43,274,398 shares of the Issuer's Common Stock outstanding as of December 23, 2025, as reported in the Prospectus filed by the Issuer on January 6, 2026.
- Logos Opportunities Fund IV GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,489,444; sole dispositive power 0; shared dispositive power 3,489,444; aggregate amount beneficially owned 3,489,444 (7.9% of the class)
  Comment: The securities beneficially owned by the reporting person consist of (1) 2,365,000 shares of the Issuer's Common Stock, and (2) Tranche A Warrants to acquire 5,000 shares of the Issuer's Series A Preferred Stock that are convertible into 2,365,000 shares of the Issuer's Common Stock. Shares of Series A Preferred Stock may not be converted into shares of Common Stock if that conversion would result in the holder of the shares or any of its affiliates holding more than 9.99% of the Issuer's voting securities. The reporting person's beneficial ownership excludes Tranche B Warrants to acquire 2,500 shares of the Issuer's Series A Preferred Stock because the warrants are not exercisable in the next 60 days. The percentage reported herein is based on 43,274,398 shares of the Issuer's Common Stock outstanding as of December 23, 2025, as reported in the Prospectus filed by the Issuer on January 6, 2026.
- William Arsani: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,435,444; sole dispositive power 0; shared dispositive power 4,435,444; aggregate amount beneficially owned 4,435,444 (9.9% of the class)
  Comment: The securities beneficially owned by the reporting person consist of (1) 3,311,000 shares of the Issuer's Common Stock, and (2) Tranche A Warrants to acquire 7,000 shares of the Issuer's Series A Preferred Stock that are convertible into 3,311,000 shares of the Issuer's Common Stock. Shares of Series A Preferred Stock may not be converted into shares of Common Stock if that conversion would result in the holder of the shares or any of its affiliates holding more than 9.99% of the Issuer's voting securities. The reporting person's beneficial ownership excludes Tranche B Warrants to acquire 3,500 shares of the Issuer's Series A Preferred Stock because the warrants are not exercisable in the next 60 days. The percentage reported herein is based on 43,274,398 shares of the Issuer's Common Stock outstanding as of December 23, 2025, as reported in the Prospectus filed by the Issuer on January 6, 2026.
- Graham G. Walmsley: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,489,444; sole dispositive power 0; shared dispositive power 3,489,444; aggregate amount beneficially owned 3,489,444 (7.9% of the class)
  Comment: The securities beneficially owned by the reporting person consist of (1) 2,365,000 shares of the Issuer's Common Stock, and (2) Tranche A Warrants to acquire 5,000 shares of the Issuer's Series A Preferred Stock that are convertible into 2,365,000 shares of the Issuer's Common Stock. Shares of Series A Preferred Stock may not be converted into shares of Common Stock if that conversion would result in the holder of the shares or any of its affiliates holding more than 9.99% of the Issuer's voting securities. The reporting person's beneficial ownership excludes Tranche B Warrants to acquire 2,500 shares of the Issuer's Series A Preferred Stock because the warrants are not exercisable in the next 60 days. The percentage reported herein is based on 43,274,398 shares of the Issuer's Common Stock outstanding as of December 23, 2025, as reported in the Prospectus filed by the Issuer on January 6, 2026.

## Item 1. Issuer
Name of issuer: Minerva Neurosciences, Inc.
Address of issuer's principal executive offices: 1500 DISTRICT AVENUE, BURLINGTON, MA, 01803

## Item 2. Person Filing
Name of person filing:
Logos Global Management LP ("Logos Global")

Logos Global Management GP LLC ("Logos Global GP")

Logos Opportunities Fund IV LP ("Opportunities Fund")

Logos Opportunities Fund IV GP LLC ("Logos Opportunities GP")

Arsani William

Graham Walmsley

Logos Global is the investment adviser to investment funds, including Opportunities Fund. Logos Global GP is the general partner of Logos Global. Logos Opportunities GP is the general partner of Opportunities Fund. Dr. William is the control person of Logos Global and Logos Global GP. Dr. William and Dr. Walmsley are control persons of Logos Opportunities GP and the portfolio managers of Opportunities Fund.

The reporting persons are filing this statement jointly but not as members of a group, and they expressly disclaim membership in a group. Each reporting person disclaims beneficial ownership of Common Stock except to the extent of that person's pecuniary interest therein. In addition, the filing of this Schedule 13G on behalf of the Opportunities Fund should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any Common Stock covered by this Schedule 13G.
Address of principal business office or, if none, residence: One Letterman Drive, Building C, Suite C3-350, San Francisco, California 94129
Citizenship: See Item 4 of the cover sheet for each reporting person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Logos Global: 4,435,444

Logos Global GP: 4,435,444

Opportunities Fund: 3,489,444

Logos Opportunities GP: 3,489,444

Arsani William: 4,435,444

Graham Walmsley: 3,489,444
Percent of class:
Logos Global: 9.9%

Logos Global GP: 9.9%

Opportunities Fund: 7.9%

Logos Opportunities GP: 7.9%

Arsani William: 9.9%

Graham Walmsley: 7.9%
Sole power to vote or to direct the vote:
Logos Global: 0

Logos Global GP: 0

Opportunities Fund: 0

Logos Opportunities GP: 0

Arsani William: 0

Graham Walmsley: 0
Shared power to vote or to direct the vote:
Logos Global: 4,435,444

Logos Global GP: 4,435,444

Opportunities Fund: 3,489,444

Logos Opportunities GP: 3,489,444

Arsani William: 4,435,444

Graham Walmsley: 3,489,444
Sole power to dispose or to direct the disposition:
Logos Global: 0

Logos Global GP: 0

Opportunities Fund: 0

Logos Opportunities GP: 0

Arsani William: 0

Graham Walmsley: 0
Shared power to dispose or to direct the disposition:
Logos Global: 4,435,444

Logos Global GP: 4,435,444

Opportunities Fund: 3,489,444

Logos Opportunities GP: 3,489,444

Arsani William: 4,435,444

Graham Walmsley: 3,489,444

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Opportunities Fund holds the Common Stock for the benefit of its investors and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT 99.1 - AGREEMENT REGARDING JOINT FILING OF STATEMENT ON SCHEDULE 13D OR 13G

## Signatures
- Logos Global Management LP: /s/ Arsani William, Managing Partner (02/17/2026)
- Logos Global Management GP LLC: /s/ Arsani William, Managing Member (02/17/2026)
- Logos Opportunities Fund IV LP: /s/ Arsani William, Managing Member of Logos Opportunities Fund IV GP LLC, General Partner of Logos Opportunities Fund IV LP (02/17/2026)
- Logos Opportunities Fund IV GP LLC: /s/ Arsani William, Managing Member (02/17/2026)
- William Arsani: /s/ Arsani William, Reporting person (02/17/2026)
- Graham G. Walmsley: /s/ Arsani William, Reporting person (02/17/2026)